FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For October 20, 2005

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-..............

This report on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-116044) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for October 20, 2005 and incorporated by reference herein is the Registrant’s immediate report dated October 20, 2005.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) BY: /S/ Iris Yahal —————————————— Iris Yahal Chief Financial Officer

Dated: October 20, 2005

Aflac Implements BluePhoenix™ FieldEnabler and IT Discovery Tools

Leading Insurance Firm Uses BluePhoenix to Remediate Field Limitations

Gartner Symposium/ITxpo 2005, ORLANDO, FL – October 20, 2005 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, announced today during Gartner Symposium/ITxpo 2005 that it has successfully completed the custom installation of its automated application portfolio management software solution, IT Discovery, for American Family Life Assurance Company of Columbus (Aflac). With revenues of more than $13 billion, Aflac is among the best-known insurance providers in the U.S. and the number one underwriter of individual policies in Japan.

Aflac will use the IT Discovery tool to gather critical IT production information and to give IT staff a central repository of production information that every IT manager can easily access. The new repository, which is updated daily, will provide extensive details on IT assets and will also show how each change will impact the entire IT environment.

“IT Discovery has already proven to be valuable,” said Dr. Rob McCurley, second vice president, VP Software Research Center, at Aflac. “We undertook a major remediation project last year. Based on outside consultants’ initial calculations, we planned and budgeted for a manual transformation effort that would take over a year. By using IT Discovery to scan the entire system, the consultants were able to quickly identify and isolate the exact applications that needed work. It turned out to be only a fraction of those initially identified, and the team had the transformation job done in a matter of weeks. This was a huge savings in time and work.”

The remediation project also involved the use of BluePhoenix™ FieldEnabler to revise and expand the affected fields. The FieldEnabler software tool is a unique solution developed for modernizing complex, large-scale systems by modifying data field length, data type, or the data structure itself. This tool is empowered to address systems written in most popular programming languages by using various databases and file structures. It rectifies the affected data points anywhere in the application and throughout the computer environment.

According to BluePhoenix product manager David Amoils, IT Discovery is a foundation tool for many BluePhoenix projects. “Virtually every modernization project we do begins with a comprehensive global assessment, and there is simply no better software tool for that than IT Discovery. An IT manager might know how many terabytes of data reside in the database, but has no idea of the number of records or tables or indices, or how they interact with each other. IT Discovery provides a detailed overview of every component within the enterprise IT environment. With that kind of information and understanding, the client’s IT staff can make the right decisions about how to proceed with any production changes without risk of anything getting tripped up.”

IT Discovery software provides comprehensive visibility into the complexity of existing IT environments and enables organizations to turn raw IT data into strategic information. This allows IT managers to streamline and optimize daily operations and reduce the risk in making IT-related decisions. Through this process, IT Discovery helps lower the cost of maintaining IT systems and improve planning for IT initiatives. BluePhoenix provides enterprise modernization services using IT Discovery along with a portfolio of other automated tools and also licenses the software for ongoing use by client companies in all fields of business, particularly banking, insurance, and financial services.

About BluePhoenix Solutions
BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company’s comprehensive suite of tools and services, (including technology for Understanding, Migration, Remediation and Redevelopment), reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 12 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, Australia and Israel. The company’s major shareholder is Formula Systems (NASDAQ: FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets. For more information, please visit www.bphx.com.

About Aflac
For 50 years, Aflac products have given policyholders the opportunity to direct cash where it is needed most when a life-interrupting medical event causes financial challenges. Aflac is the number one provider of guaranteed-renewable insurance in the United States and the number one insurance company in terms of individual insurance policies in force in Japan. Aflac’s insurance products provide protection to more than 40 million people worldwide. In January 2005, Aflac was included in Fortune magazine’s list of the 100 Best Companies to Work For in America for the seventh consecutive year. In August 2005, Aflac was included in Fortune magazine’s list of the Top 50 Employers for Minorities. Aflac has also been included in both Forbes magazine’s Platinum 400 List of America’s Best Big Companies and in Fortune magazine’s listing of America’s Most Admired Companies for five consecutive years. Aflac Incorporated is a Fortune 500 company listed on the New York Stock Exchange under the symbol AFL. To find out more about Aflac, visit aflac.com.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact

Tsipora Cohen; VP, Worldwide Marketing
BluePhoenix Solutions; (781) 652-8945 tcohen@bphx.com